

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June30, 2008

VIA U.S. MAIL AND FAX (951) 694-3411

Mr. Shad L. Burke
Chief Financial Officer
Outdoor Channel Holdings Inc.
43445 Business Park Drive
Suite 103
Temecula, CA 92590

>   **Re: Outdoor Channel Holdings Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 17, 2008**
>   **File No. 1-17287**

Dear Mr. Burke:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                         Larry Spirgel
                                        Assistant Director